Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NRG Energy, Inc.:

We consent to the use of our reports dated February 28, 2014 with respect to the consolidated balance sheets of NRG Energy, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income/(loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2013, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013 incorporated by reference herein and to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 21, 2014